March 5, 2020

Benjamin Miller
Chief Executive Officer of Fundrise Advisors, LLC
Fundrise Income eREIT II, LLC
11 Dupont Circle NW, 9th FL
Washington, DC 20036

       Re: Fundrise Income eREIT II, LLC
           Offering Statement on Form 1-A
           Post-qualification Amendment No. 3
           Filed February 7, 2020
           File No. 024-10844

Dear Mr. Miller:

       We have reviewed your amendment and do not have any comments.

        We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jonathan Burr at 202-551-5833 or David Link at 202-551-3356 with any questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Real
Estate & Construction